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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Kiewit Investment Fund LLLP
(Name of Subject Company (Issuer))

Kiewit Finance Group Inc.
(Name of Filing Person (Offeror))

Limited Partnership Units
(Title of Class of Securities)

N/A
(Cusip Numbers of Class of Securities)

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Kiewit Investment Fund LLLP
(Name of Subject Company (Issuer))

Kiewit Finance Group Inc.
(Name of Filing Person (Offeror))

Limited Partnership Units
(Title of Class of Securities)

N/A
(Cusip Numbers of Class of Securities)

Tobin A. Schropp
Kiewit Finance Group Inc.
Kiewit Plaza
3555 Farnam Street
Omaha, Nebraska 68131
Telephone: (402) 342-2052
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing Person(s))

Copies to:
Eric Olson Chief Executive Officer Kiewit Investment Fund LLLP Kiewit Plaza 3555 Farnam Street Omaha, NE 68131 Telephone: (800) 443-4306	Rose F. DiMartino Laura L. Delanoy P. Jay Spinola Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$22,067,744.96	$2,529

(1)
Estimated for purposes of calculating the amount of the filing fee only, as the aggregate maximum purchase price to be paid for all the outstanding Limited Partnership Units in the tender offer, based upon a price per Unit of $2,029.32, the net asset value per Unit at October 31, 2011, less $35 per Unit.

(2)
Calculated as $114.60 per $1,000,000 of the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
	Amount Previously Paid: ☐	Filing party: ☐
	Form or Registration No.: ☐	Date Filed: ☐
☐	Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    third-party tender offer subject to Rule 14d-1

    ☐
    issuer tender offer subject to Rule 13e-4

    ☒
    going private transaction subject to Rule 13e-3

    ☐
    amendment to Schedule 13D under Rule 13d-2

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement and Schedule 13E-3 on Schedule TO (this "Schedule TO") of Kiewit Finance Group Inc., a Delaware corporation (the "Company"), relates to an offer (the "Tender Offer") by the Company to purchase all of the outstanding limited partnership units ("Units") of Kiewit Investment Fund LLLP (the "Fund"), for cash, at a price equal to the net asset value per Unit determined as of November 30, 2011 (or such later date if the Tender Offer is extended) less $35 per Unit, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 1, 2011 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related letter of transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the "Offer."

        This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of Kiewit Investment Fund LLLP and a Schedule 13E-3 Transaction Statement of Kiewit Investment Fund LLLP. All information in the Disclosure Documents, including all schedules and annexes, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

        Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, including any annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 9, Item 11 and Item 13 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet.

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.    Subject Company Information.

Regulation M-A Item 1002

  (a)
  Name and Address.    The information set forth under the caption THE TENDER OFFER—Section 12 ("Certain Information about PKS, the Company and the Fund") of the Offer to Purchase is incorporated herein by reference. The name, address and telephone number of the subject company's principal executive offices are as follows:

    Kiewit Investment Fund LLLP
    Kiewit Plaza
    3555 Farnam Street
    Omaha, NE 68131
    Telephone: (800) 443-4306

  (b)
  Securities.    The information set forth on the cover page to the Offer to Purchase is incorporated herein by reference.

  (c)
  Trading Market and Price.    There is no established trading market for the securities.

Item 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c)	Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 3 ("The Offeror")
    THE TENDER OFFER—Section 4 ("The Fund")
    THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund")
    THE TENDER OFFER—Section 12 ("Certain Information about PKS, the Company and the Fund")

Item 4.    Terms of the Transactions.

Regulation M-A Item 1004

  (a)
  Material Terms.    The information set forth in the Offer to Purchase is incorporated herein by reference.

  (b)
  Purchases.    The information set forth in the Offer to Purchase under THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)-(b)	Transactions; Significant corporate events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 10 ("Special Factors")
    THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund")
    THE TENDER OFFER—Section 12 ("Certain Information about PKS, the Company and the Fund")

  (e)
  Agreements involving the subject company's securities.    The information set forth on the Offer to Purchase under THE TENDER OFFER—Section 12 ("Certain Information about PKS, the Company and the Fund") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a)-(c)	Purposes; Use of securities acquired; Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 2 ("Purpose of the Tender Offer")
    THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
    THE TENDER OFFER—Section 10 ("Special Factors")
    THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund")

Item 7.    Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

  (a)
  Source of Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
    THE TENDER OFFER—Section 10 ("Special Factors")
    THE TENDER OFFER—Section 18 ("Fees and Expenses")

  (b)
  Conditions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 8 ("Conditions of the Tender Offer")
    THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
    THE TENDER OFFER—Section 18 ("Fees and Expenses")

  (d)
  Borrowed Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

Item 8.    Interest in Securities of the Subject Company.

Regulation M-A Item 1008

  (a)
  Securities Ownership.    The information set forth under the caption THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund") of the Offer to Purchase is incorporated herein by reference.

  (b)
  Securities Transactions.    The information set forth under the caption THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund") of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

  (a)
  Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 10 ("Special Factors")
    THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund")
    THE TENDER OFFER—Section 18 ("Fees and Expenses")

Item 10.    Financial Statements.

Regulation M-A Item 1010

  (a)
  Financial Information.    Not Applicable.

  (b)
  Pro Forma Information.    Not Applicable.

Item 11.    Additional Information.

Regulation M-A Item 1011

  (a)
  Agreements, Regulatory Requirements and Legal Proceedings.    Not Applicable.

  (b)
  Other material information.    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit Number	Exhibit Name
(a)(1)(A)	Offer to Purchase
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Cover Letter to Limited Partners
(a)(1)(D)	Form of E-mail to Limited Partners

Item 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

Schedule13e-3 Item 1.    Summary Term Sheet.

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Schedule13e-3 Item 2.    Subject Company Information.

Regulation M-A Item 1002

  (a)
  Name and Address.    The information set forth under the caption THE TENDER OFFER—Section 12 ("Certain Information about PKS, the Company and the Fund") of the Offer to Purchase is incorporated herein by reference. The name, address and telephone number of the subject company's principal executive offices are as follows:

    Kiewit Investment Fund LLLP
    Kiewit Plaza
    3555 Farnam Street
    Omaha, NE 68131
    Telephone: (800) 443-4306

  (b)
  Securities.    The information set forth on the cover page to the Offer to Purchase is incorporated herein by reference.

  (c)
  Trading Market and Price.    There is no established trading market for the securities.

(d)-(f)	Dividends; Prior public offerings; Prior stock purchases. Not applicable.

Schedule13e-3 Item 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c)	Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 3 ("The Offeror")
    THE TENDER OFFER—Section 4 ("The Fund")
    THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund")
    THE TENDER OFFER—Section 12 ("Certain Information about PKS, the Company and the Fund")

Schedule13e-3 Item 4.    Terms of the Transaction.

Regulation M-A Item 1004

  (a)
  Material Terms.    The information set forth in the Offer to Purchase is incorporated herein by reference.

  (b)
  Purchases.    The information set forth in the Offer to Purchase under THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund") is incorporated herein by reference.

(c)-(f)	Different terms; Different terms; Provisions for unaffiliated security holders; Eligibility for listing or trading. Not applicable.

Schedule13e-3 Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)-(c)	Transactions; Significant corporate events; Negotiations or contacts. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 10 ("Special Factors")
    THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund")
    THE TENDER OFFER—Section 12 ("Certain Information about PKS, the Company and the Fund")

  (e)
  Agreements involving the subject company's securities.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund")
    THE TENDER OFFER—Section 12 ("Certain Information about PKS, the Company and the Fund")

Schedule13e-3 Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b), (c)(1)-(c)(8)	Purposes; Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 2 ("Purpose of the Tender Offer")
    THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
    THE TENDER OFFER—Section 10 ("Special Factors")
    THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund")

Schedule13e-3 Item 7.    Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

  (a)
  Purposes.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 2 ("Purpose of the Tender Offer")
    THE TENDER OFFER—Section 10 ("Special Factors")

  (b)
  Alternatives.    None.

(c)-(d)	Reasons; Effects. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 2 ("Purpose of the Tender Offer")
    THE TENDER OFFER—Section 10 ("Special Factors")
    THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund")
    THE TENDER OFFER—Section 15 ("Material United States Income Tax Consequences")
    THE TENDER OFFER—Section 16 ("Material Canadian Income tax Consquences")

Schedule13e-3 Item 8.    Interest in Securities of the Subject Company.

Regulation M-A Item 1014

  (a)
  Fairness.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 10 ("Special Factors")

  (b)
  Factors considered in determining fairness.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 2 ("Purpose of the Tender Offer")
    THE TENDER OFFER—Section 10 ("Special Factors")
    THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund")

  (c)
  Approval of security holders.    The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 8 ("Conditions to the Tender Offer")

  (d)
  Unaffiliated representative.    An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 2 ("Purpose of the Tender Offer")
    THE TENDER OFFER—Section 10 ("Special Factors")

  (e)
  Approval of directors.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 10 ("Special Factors")

  (f)
  Other offers.    Not Applicable.

Schedule13e-3 Item 9.    Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

  (a)
  Report, opinion or appraisal.    Not Applicable.

  (b)
  Preparer and summary of the report, opinion or appraisal.    Not Applicable.

  (c)
  Availability of documents.    Not Applicable.

Schedule13e-3 Item 10.    Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

  (a)
  Source of Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
    THE TENDER OFFER—Section 10 ("Special Factors")
    THE TENDER OFFER—Section 18 ("Fees and Expenses")

  (b)
  Conditions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 8 ("Conditions of the Tender Offer")
    THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
    THE TENDER OFFER—Section 18 ("Fees and Expenses")

  (c)
  Expenses.    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

    THE TENDER OFFER—Section 18 ("Fees and Expenses")

  (d)
  Borrowed Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
    THE TENDER OFFER—Section 10 ("Special Factors")
    THE TENDER OFFER—Section 18 ("Fees and Expenses")

Schedule13e-3 Item 11.    Interest in the Securities of the Subject Company.

Regulation M-A Item 1008

  (a)
  Securities Ownership.    The information set forth under the caption THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund") of the Offer to Purchase is incorporated herein by reference.

  (b)
  Securities Transactions.    The information set forth under the caption THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund") of the Offer to Purchase is incorporated herein by reference.

Schedule13e-3 Item 12.    The Solicitation or Recommendation.

Regulation M-A Item 1012

  (d)
  Intent to tender or vote in a going-private transaction.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 2 ("Purpose of the Tender Offer")
    THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund")

  (e)
  Recommendations of Others.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 10 ("Special Factors")

Schedule13e-3 Item 13.    Financial Statements.

Regulation M-A Item 1010

  (a)
  Financial Information.    The information set forth under the caption THE TENDER OFFER—Section 14 ("Financial Information of the Fund") of the Offer to Purchase is incorporated herein by reference.

  (b)
  Pro Forma Information.    The pro forma financial statements are not material to the Tender Offer.

Schedule13e-3 Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

  (a)
  Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 10 ("Special Factors")
    THE TENDER OFFER—Section 11 ("Interest in Securities of the Fund")
    THE TENDER OFFER—Section 18 ("Fees and Expenses")

  (b)
  Employees and corporate assets.    None.

Schedule13e-3 Item 15.    Additional Information.

Regulation M-A Item 1011

  (a)
  Agreements, Regulatory Requirements and Legal Proceedings.    Not Applicable.

  (b)
  Other material information.    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Schedule13e-3 Item 16.    Exhibits.

Regulation M-A Item 1016

Exhibit Number	Exhibit Name
(a)(1)(A)	Offer to Purchase
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Cover Letter to Limited Partners
(a)(1)(D)	Form of E-mail to Limited Partners

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIEWIT FINANCE GROUP INC.
By:	/s/ TOBIN A. SCHROPP
	Name:	Tobin A. Schropp
	Title:	Vice President

Dated: November 1, 2011

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transactions.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals .
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE